August 27, 2008

Mr. Kevin Woody

Accounting Branch Chief

Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

RE:

Inland Western Retail Real Estate Trust, Inc.

Form 10-K for the year ended December 31, 2007

Filed March 31, 2008

File No. 0-51199

Dear Mr. Woody:

We are in receipt of your comment letter dated August 14, 2008 regarding the above-referenced filing.  Please find below our response to your comments.  For your convenience we have duplicated the text of each of your comments before our response.

Form 10-K for the fiscal year ended December 31, 2007

Item 6.  Selected Financial Data, page 19

1.

We note your usage of funds from operations in discussing your operating performance as a REIT.  In future filings please prominently note that FFO is a non-GAAP financial measure.

We acknowledge that FFO is a non-GAAP performance measure and we will prominently note this in all of our future filings.

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1)

Organization and Basis of Presentation, page 58

2.

Please tell us how you determined that the internalization of your former business manger/advisor and property managers resulted in no allocation to the purchase price or recognition of a gain or loss for settlement of the agreements under EITF 04-1.

EITF Issue No. 04-1 “Accounting for Preexisting Relationships between the Parties to a Business Combination” addresses the accounting for preexisting relationships between the parties to a business combination.

The relevant EITF 04-1 issues with respect to the internalization of our former business manager/advisor and property managers are:

1.

Whether a business combination between two parties that have a preexisting relationship should be evaluated to determine if a settlement of a preexisting relationship exists, thus requiring accounting separate from the business combination.

Inland Western Retail Real Estate Trust, Inc.     2901 Butterfield Road     Oak Brook, IL 60523     800.826.8228     www.inland-western.com

SEC Comment Letter Response

Inland Western Retail Real Estate Trust, Inc.

2.

How the effective settlement of an executory contract (“agreement”) in a business combination should be measured.

The Task Force reached a consensus on item 1 that the consummation of a business combination between parties with a preexisting relationship should be evaluated to determine if a settlement of a preexisting relationship exists.  The Task Force determined that a business combination between two parties that have a preexisting relationship is a multiple-element transaction with one element being the business combination and the other element being the settlement of the preexisting relationship.

The Task Force reached a consensus on item 2 that the effective settlement of an executory agreement in a business combination as a result of preexisting relationship should be measured at the lesser of (a) the amount by which the agreement is favorable or unfavorable from the perspective of the acquirer when compared to pricing for current market transactions for the same or similar items or (b) any stated settlement provisions in the agreement available to the counterparty to which the agreement is unfavorable.  To the extent that a stated settlement amount is less than the off-market component of the agreement, the difference should be included as part of the business combination.

We concluded that the business combination between us and our former business manager/advisor and property managers is a multiple-element transaction with one element being the business combination and the other element being the settlement of the existing agreements.  Accordingly, the settlement of the executory agreements in our business combination was a result of preexisting relationships and was measured at the lesser of (a) the amount by which the agreements were favorable or unfavorable from our perspective as the acquirer when compared to pricing for current market transactions for the same or similar items or (b) any stated settlement provisions in the agreements available to the counterparty to which the agreement is unfavorable.  As noted below, our pre-existing agreements with our former business manager/advisor and property managers, respectively, were cancelable without penalty, resulting in a stated settlement provision amount of zero and thus no gain or loss in connection with the business combination.

With respect to the agreement with our former business manager/advisor, we concluded that the agreement was unfavorable to us.  The termination provisions of our former business manager/advisor agreement provided that either we or our former business manager/advisor could terminate the agreement upon 60 days notice without cause or penalty.  In addition, the former business manager/advisor agreement provided us with the right to acquire our former business manager/advisor after September 15, 2008.  Upon exercise of such right, the agreement provided for the termination of our former business manager/advisor agreement also without penalty.  Thus, the (b) in the comparison above would be zero.  As a result, under EITF 04-1, no settlement gain or loss would have been recognized related to our former business manager/advisor agreement since the lesser of (a) an unfavorable agreement, and (b) zero, would have been zero.  In essence, we could have made a unilateral decision to cancel the agreement by invoking the settlement provision and then proceeded with the internalization based on an exchange determined without reference to the unfavorable agreement that, by then, would not exist.

With respect to the property managers, the agreements provided that we pay fees of 4.5% of property gross operating income.  We concluded that the property manager agreements were favorable agreements to us and therefore unfavorable to the property managers.  The agreements provide that on or before 30 days prior to the end of the first term of the agreements or on or before 30 days prior to the expiration of any renewal period, the property managers could notify us in writing that they elect to terminate the agreements, in which case the agreements would have been terminated without penalty.  In addition, the property management agreements provided us the right to acquire the property managers after September 15, 2008.  In such event, the agreements provided for the termination of each property management agreement without penalty.  The termination provisions (or simply the option not to renew the agreements by either party) available to the property managers (i.e. the party to which the agreement is unfavorable) would not have resulted in any penalty or payment to us or the property managers.  Similar to the analysis related to our former business manager/advisor agreement, the application of EITF 04-1 would result in no amount allocated to agreement termination cost since the lesser of (a) the favorable agreement amount and (b) zero, would have been zero.

SEC Comment Letter Response

Inland Western Retail Real Estate Trust, Inc.

Consistent with EITF 04-1, to the extent that a stated settlement amount is less than the off-market component of the agreement, the difference is included as part of the business combination.  The acquisition cost of our former business manager/advisor and the property managers was allocated to the assets acquired and liabilities assumed based on their fair values on the date of acquisition after consideration of EITF 04-1.  Any remaining identifiable intangible assets were accounted for apart from goodwill based on their fair market value with the remaining amount recorded as goodwill as described in our response to question 3 below.

3.

We note your use of an independent third party in determining the estimate the per share value of your common stock and the value assigned to tangible and intangible assets acquired, both related to the November 15, 2007 merger transaction.  Please tell us the nature and extent of the third party’s involvement in management’s decision making process with respect to determining the fair value of these instruments.

Since its inception, our board of directors had considered, from time to time, the possibility of us becoming self-administered.  In February 2006, our board of directors began to consider the strategic benefits of internalizing the services conducted for us by our business manager/advisor and property managers.

In March 2006, our board of directors formally established a special committee to evaluate and negotiate any potential internalization transaction.

In June 2006, the special committee engaged an independent third party to serve as its financial advisor in connection with the special committee’s consideration of a possible internalization transaction, including participating in negotiations relating to the possible internalization transaction, and rendering an opinion as to the fairness to us of the consideration to be paid by us in an internalization transaction or advising the special committee and the board of directors that the financial advisor is unable to render such an opinion.  The financial advisor is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of strategic combinations and acquisitions.

The financial advisor provided the opinion described above for the information and assistance of the special committee and our board of directors in connection with evaluating the merger consideration.  The financial advisor’s opinion to the special committee and to our board of directors was one of many factors taken into consideration by the special committee and our board of directors in making their determination to approve the merger and recommending the ratification of the merger to our stockholders.

The financial advisor held discussions with us and the then senior management of our business manager/advisor and property managers.  The financial advisor also considered other matters, and conducted such other analyses, studies and investigations, which it deemed relevant to its inquiry, and as appropriate under the circumstances for rendering its opinion, and took into account the accepted financial and investment banking procedures and considerations that it deemed relevant.

In rendering its opinion, the financial advisor assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with the financial advisor for purposes of its opinion, including without limitation the forecasts provided by us and the then senior management of our business manager/advisor and property managers.

The financial advisor was advised by us that the forecasts and expected cost savings examined by it were reasonably prepared on bases reflecting the best estimates then available and our judgments and those of the senior management of our business manager/advisor and property managers.

The financial advisor performed certain financial procedures in order to evaluate the fairness of the merger consideration, from a financial point of view to us and our stockholders.

For purposes of the merger agreement consideration, our shares of common stock were deemed to have a fair market value equal to $10 per share.  The merger agreement was negotiated between our special committee, with independent legal and financial counsel, and the primary equity holders of the business manager/adviser and property managers.

SEC Comment Letter Response

Inland Western Retail Real Estate Trust, Inc.

As a result of this arms length negotiated price, as well as the financial advisor’s opinion as to the fairness of the merger consideration, we valued our common stock at $10 per share.

Another independent third party was retained by us as a valuation consultant primarily to determine the fair values assigned to those intangible assets acquired in the merger transaction.  We identified three intangible assets, in addition to goodwill, that were transferred to us in the merger:

•

consulting agreements;

•

license agreements; and

•

employment agreements.

Based upon information provided by us, the valuation consultant employed various generally acceptable valuation methods to determine the fair value of the intangible assets described above and concluded that the consulting agreements had a fair value of $621,000 and both the license and employment agreements had fair values of zero.  We reviewed the valuation consultant’s analysis and based upon our evaluation agreed with the conclusions.  In addition, we determined that the net book value of the tangible assets acquired, consisting of property and equipment of approximately $483,000, approximated their fair value.

The excess of the purchase price and related additional costs of the merger of approximately $377,916,000, represents the fair value of goodwill as described in our Form 10-K for the fiscal year ended December 31, 2007.

4.

Please tell us the main factor in the increase in pro forma net income reflecting the acquisition of your business manager/advisor and property managers.

Prior to the merger on November 15, 2007, we paid an advisor asset management fee of not more than 1% of the average invested assets to our former business manager/advisor.  We incurred fees to our former business manager/advisor totaling $23,750,000 and $39,500,000 for the years ended December 31, 2007 and 2006, respectively.  The property managers were entitled to receive property management fees totaling 4.5% of gross operating income, for management and leasing services through November 15, 2007, the date of the merger.  We incurred property management fees of approximately $30,036,000 and approximately $29,800,000 for the years ended December 31, 2007 and 2006, respectively.  In addition, we reimbursed the property managers for certain salaries and related employee benefits totaling approximately $5,423,000 and approximately $5,313,000 for the years ended December 31, 2007 and 2006, respectively.

Upon acquiring our business manager/advisor and property managers, we became responsible for the compensation/benefits/overhead of the executives/employees previously employed by the business manager/advisor and property managers.  As a result, we substantially transformed the costs associated with the advisory and property management functions to fixed costs, which we expect will allow us to benefit from the economies of scale that result in connection with the growth of our real estate portfolio.   The pro formas presented for the years ended December 31, 2007 and 2006 reflect an increase in net income because the costs of internalized advisory and property management functions would have been less than the advisory and property management fees actually paid to our business manager/advisor and property managers during those years.

(2)   Summary of Significant Accounting Policies

Real Estate, page 62

5.

We note you use information contained in the independent appraisal obtained upon acquisition of each property as the primary basis for the allocation to Land and Buildings and improvements.  Please tell us the nature and extent of the third party’s involvement in management’s decision making process with respect to determining the fair value of these instruments.

SEC Comment Letter Response

Inland Western Retail Real Estate Trust, Inc.

We obtain an independent third party appraisal upon acquisition of each property and only use this information to determine the fair value of land.  Our decision making process with respect to how we allocate the remaining purchase price of each acquired investment property, based on its relative fair value at the date of acquisition, between building and improvements, acquired above and below market leases, in-place leases, any assumed financing that is determined to be above or below market terms and the value of the customer relationships is performed in accordance with Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations.

In connection with our response to your comments we acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As requested, in addition to supplying our response to you directly via facsimile, the above comments and response have been filed on EDGAR.  We believe our response to this letter fully addresses your concerns as articulated in your letter of August 14, 2008.  If I can be of any further assistance, please feel free to contact me directly at 630.645.7241.

Sincerely

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

/s/ Steven P. Grimes

Steven P. Grimes

Chief Operating Officer and Chief Financial Officer

Copies:

Michael J. O’Hanlon, President and Chief Executive Officer

Dennis K. Holland, General Counsel

James W. Kleifges, Chief Accounting Officer

David Kaufman, Duane Morris

John Lindell, KPMG LLP

Anthony Circolone, KPMG LLP